O L D W E S T B U R Y F U N D S, I N C.
7 6 0 M O O R E R O A D
K I N G O F P R U S S I A, PA 19406

Ph: (800) 607-2200 Fax: (610) 382-8810

October 21, 2010

VIA EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

     Re: Old Westbury Funds, Inc. – File Nos. 033-66528 and 811-07912

Dear Ms. Stout:

     I am writing to respond to the comments that you provided to me by telephone on September 21, 2010 with respect to the Old Westbury Funds, Inc. (the “Registrant”) Form N-CSR for the fiscal year ended October 31, 2009 (the “Report”) filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2010. Each series of the Registrant is referred to herein as a “Fund.”

     For convenience of reference, I have summarized your comments below, each of which is followed by the Registrant’s response.

1.	Comment:

Management’s Discussion of Fund Performance (“MDFP”) should discuss the effect of derivatives on the Funds’ performance in light of the exposure of certain Funds to derivatives. In addition, the Registrant should provide more qualitative information in the accompanying notes to the financial statements on how a Fund used derivatives during the period to meet its objectives and strategies.

Response:

As appropriate, the Registrant’s future reports on Form N-CSR will discuss in the MDFP of Funds whose performance was materially affected by derivatives the effect of derivatives on such Funds’ performance during the period and will include in the financial statements and accompanying notes more qualitative disclosures about a Fund’s use of derivatives during the period to meet its objectives and strategies.

2.	Comment:

On October 31, 2009, the Municipal Bond Fund had greater than 25% of its assets invested in Texas yet the Registrant’s Prospectus does not disclose that the Municipal Bond Fund may concentrate its investments in securities of issuers located in a particular state.

Response:

As a general matter, Section 8(b)(1) of the Investment Company Act of 1940 requires a fund to recite in its registration statement whether it reserves the freedom to concentrate investments in a particular industry or group of industries. However, as the Division of Investment Management of the Commission indicated in Inv. Co. Act Rel. No. 9785 (May 31, 1977), “the statement of policy required by Section 8(b)(1)(E) of the Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Accordingly, the Registrant believes that investments in tax-exempt securities issued by municipalities in the same states are not subject to the concentration policy. Moreover, the Registrant believes that including a statement that the Fund may concentrate its investments in securities of issuers located in a particular state (e.g., Texas) could be misleading as this investment focus might change in the future, and the Fund’s name, investment objectives, and strategies do not indicate a particular geographic emphasis. In any event, to address the comment from the staff of the Commission (the “Staff”), the Registrant will enhance the principal risks disclosures in its Prospectus for the Municipal Bond Fund as follows:

     “Focus Risk—to the extent that the Fund focuses on investments within a single state its performance can be more volatile than that of a fund that invests more broadly. Factors affecting a state such as severe fiscal difficulties, an economic downturn, court rulings, increased expenditures, or reduced monetary support from the federal government could over time impair the ability of issuers within that state to repay their obligations.”

3.	Comment:

With respect to securities with a value of zero, indicate if the securities are in default or non-income producing. In particular, the Staff referenced a Hong Kong security valued at zero held by the Global Opportunities Fund.

Response:

The accompanying notes to the Portfolio of Investments indicate, among other things, if a security was faired valued, non-income producing, or illiquid. Securities that were valued at $0 as of October 31, 2009 were fair valued under procedures established by the Board of Directors of the Registrant as noted in the Portfolio of Investments. With respect to the Hong Kong security held by the Global Opportunities Fund, the security was income producing during the period and therefore the Registrant did not reference it as non-income producing.

4.	Comment:

The Registrant’s Prospectus states that the Real Return Fund invests its assets in TIPS and similar bonds issued by governments outside of the U.S., yet there are no investments listed on the Portfolio of Investments for non- U.S. denominated bonds similar to TIPS.

Response:

The Registrant believes that the existing disclosure language is appropriate. In accordance with Form N-1A the Registrant has disclosed in its principal investment strategies, the types of securities in which the Real Return Fund principally invests or may invest (e.g., a type of security in which the Real Return Fund is not presently invested, but which it is likely to invest in the future). Although the Real Return Fund has not invested in non-U.S. denominated bonds similar to TIPS it intends to do so in the future.

5.	Comment:	The financial statements for the Real Return Fund is consolidated, explain when and why the Real Return Fund began consolidating its financial statements.

Response:

The Real Return Fund began consolidating its financial statements with its wholly owned Cayman Island subsidiary, OWF Real Return Fund Ltd. (the “Subsidiary”), on November 7, 2008, the date the Subsidiary began its operations. The Registrant believes that the consolidation of the Real Return Fund financial statements is consistent with the approach agreed upon by the Staff with respect to permitting one series of a registered investment company to consolidate its financial statements with that of its wholly owned Cayman Island subsidiary in the context of substantially identical facts. See, Fidelity Select Portfolio (pub. Avail. Apr. 29, 2008). The Registrant believes that the relief provided in the Fidelity letter was intended to be broadly applied to all fact patterns that are consistent with those of the letter and that the facts presented by the Real Return Fund investment in the Subsidiary are consistent with those in the letter. In this regard, (i) the Subsidiary allows the Real Return Fund to indirectly invest in commodities-related investments in accordance with its investment objectives while maintaining its status as a regulated investment company for federal income tax purposes, (ii) the Subsidiary has the same investment objectives as the Real Return Fund, generally operates in accordance with the provisions of the 1940 Act (notwithstanding that the Subsidiary is technically not subject to the 1940 Act), and values its assets in the manner that investment companies typically value their portfolio holdings, including using fair value when no readily available market price exists, and (iii) the Real Return Fund obtained a ruling from the U.S. Internal Revenue Service confirming that Subpart F income derived from its investment in the Subsidiary will constitute “qualifying income” under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended. Furthermore, and perhaps most importantly, the Registrant believes that consolidating the financial statements of the Subsidiary into the Real Return Fund would give shareholders a more accurate picture of the Real Return Fund and its financial position, structure and investment strategies, and more fully reflects the fact that the sole purpose of the Subsidiary is to serve as a vehicle through which the Real Return Fund gains exposure to commodities, commodities-related instruments, derivatives and other investments.

Note 2 of the accompanying notes to the financial statements sets forth the basis for consolidating the financial statements of the Real Return Fund with its Subsidiary. The Registrant will include in the accompanying notes the commencement date of the consolidation in its future reports on Form N-CSR.

6.	Comment:	In the Portfolio of Investments for the Real Return Fund, indicate if the rates of U.S. Agency Obligations holdings are fixed or variable.

Response:

The rates for these holdings are fixed. Securities with variable rates are noted as such. The Registrant will indicate in its future reports on Form N-CSR if the rates of U.S. Agency Obligations are fixed or variable.

7.	Comment:

In the Portfolio of Investments for the Real Return Fund the disclosures related to swaps should be enhanced because in some instances, such as the swap related to German electricity, it is unclear what is being swapped.

Response:

The Registrant will enhance the swap descriptions in the Portfolio of Investments in its future reports on Form N-CSR. With respect to the comment by the Staff regarding the German baseload electricity swap, the Real Return Fund is swapping a cash stream to pay 55.25 EUR per megawatt hour and will receive the arithmetic average of the closing bid and offer prices for German baseload electricity.

8.	Comment:	All money market fund holdings should have the then current yield listed in the security description.

	Response:	This change will be made in the Registrant’s future reports on Form N-CSR.

9.	Comment:	The number of authorized shares should be included on the Statement of Assets & Liabilities.

Response:

The number of shares authorized per Fund is currently reflected in Note 1 of the accompanying notes to the financial statements. However, the Registrant will reflect the number of authorized shares on the Statement of Assets & Liabilities in its future reports on Form N-CSR.

10.	Comment:

The Ratio of expenses to average net assets before expense waivers in the Financial Highlights for 2007 and before contain dashes in lieu of repeating the figure for the ratio of expenses to average net assets after expense waivers.

Response:

For certain periods prior to 2007 there were no fee reductions or waivers for the Funds as noted in the footnote accompanying the dashes. The Registrant will replace the dashes with the figure for the ratio of expenses to average net assets after expense waivers in its future reports on Form N-CSR.

11.	Comment:

The Registrant’s Prospectus states that the Global Opportunities Fund also may invest in a variety of derivatives, including among others, futures, options, swap contracts and other derivative instruments, but does not mention forwards. The Report discloses that the Global Opportunities Fund is heavily invested in forwards.

Response:

The Registrant’s Prospectus will be revised to supplement the existing disclosure for the Global Opportunities Fund to include forward transactions such as foreign forward currency exchange transactions.

12.	Comment:

In the accompanying notes to the financial statements, page 96, the figure for the unrealized appreciation from open forwards for the Global Small & Mid Cap Fund does not equal the figure for the unrealized appreciation on forward currency exchange transactions on the Statement of Assets & Liabilities.

Response:

The figure for the unrealized appreciation from open forwards on page 96 does correspond to the figure for the unrealized appreciation on forward currency exchange transactions on the Statement of Assets & Liabilities as described below:

The total Unrealized Appreciation/(Depreciation) of open forwards in the Global Small & Mid Cap Fund on page 96 is $3,256,448.

The unrealized appreciation on forward foreign currency exchange contracts in the Asset section of the Statement of Assets & Liabilities on page 74 is $3,375,988.

The unrealized depreciation on forward foreign currency exchange contracts in the Liabilities section of the Statement of Assets & Liabilities on page 74 is $119,540.

The net result of the Asset line item and Liabilities line item is $3,256,448, which equals the total Unrealized Appreciation/(Depreciation) stated on page 96.

13.	Comment:	With respect to Item 6 of Form N-CSR, the audit opinion letter accompanying the portfolio of investments schedule for the Global Small & Mid Cap Fund was not signed.

	Response:	The Registrant will submit an amended filing to include the version of the audit opinion with the signature image and will include the signature image in Registrant’s future filings.

     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “SEC”) and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

     I hope that these responses adequately address your concerns. As we discussed, the Registrant is filing this letter on EDGAR as a correspondence filing.

     If you should have any further questions or comments, please do not hesitate to call me at (732) 694-5439.

Very truly yours,

/s/ Peter Artemiou
Peter C. Artemiou
Vice President & Treasurer